UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 AND ENDING 03/31/21
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Genuity LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald D. MacFayden   416-687-5426

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young

(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald D. MacFayden _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Genuity LLC _____, as of May 27 _____, 20 21 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

State of Virginia   County of Norfolk

CFO

Title



Notary Public This notarial act was performed online by way of two-way audio/video communication technology.

KETSIA MCCLEASE
Electronic Notary Public
Commonwealth of Virginia
Registration No. 327724
My Commission Expires Apr 30, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Canaccord Genuity LLC
Year Ended March 31, 2021
With Report and Supplementary Report of
Independent Registered Public Accounting Firm
(Confidential Pursuant to SEC Rule 17a-5(e)(3))

A statement of financial condition has been bound separately
and filed with the Securities and Exchange Commission
simultaneously herewith as a public document

Canaccord Genuity LLC

(A fully owned subsidiary of Canaccord Genuity Group Inc. "CGGI")

Consolidated Financial Statements
and Supplemental Information

Year Ended March 31, 2021

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax:+1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Canaccord Genuity LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Canaccord Genuity LLC (the Company) as of March 31, 2021, the related consolidated statements of income, changes in subordinated borrowings, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

New York, New York
May 27, 2021

Canaccord Genuity LLC
Consolidated Statement of Financial Condition

March 31, 2021

Assets

Cash and cash equivalents	$ 62,500,950
Restricted cash	2,316,302
Receivables from clearing organizations	203,254,423
Securities owned, at fair value	54,595,099
Corporate finance and trading receivables	36,955,240
Notes receivable from employees	716,694
Receivables from affiliates	33,835,084
Deposits with clearing organizations and others	1,551,043
Other receivables	2,710,485
Unsettled trades	15,982,487
Fixed assets, at cost (net of accumulation depreciation of $2,006,525)	2,042,899
Right of use assets	19,670,073
Prepaid expenses and other assets	1,373,835
Total assets	437,504,614

Liabilities and member's equity

Securities sold, not yet purchased, at fair value	38,661,531
Accrued compensation payable	129,430,289
Accounts payable and accruals	28,188,417
Unsettled trades	15,982,487
Payables to affiliates	28,412,492
Lease liabilities	20,646,702
	261,321,918
Subordinated borrowings	27,000,000
Member's equity:	
Total member's equity	149,182,696
Total liabilities and member's equity	437,504,614

See accompanying notes.

Canaccord Genuity LLC

Consolidated Statement of Income

Year Ended March 31, 2021

Revenues

Commissions, net	$ 85,169,513
Investment banking	175,645,725
Principal transactions, net	159,879,274
Interest and dividend income	1,809,251
Other revenue	28,735,975
	$ 451,239,738

Expenses

Compensation and benefits	$ 240,194,391
Floor brokerage, exchange, trading, and clearing fees	56,482,490
Communications and data processing	14,935,867
Promotion and travel	1,853,760
Occupancy and equipment	8,708,809
Interest and dividend expense	6,539,167
Banking related underwriting expenses	8,850,484
Professional fees	4,610,210
Depreciation of fixed assets	1,157,095
Development costs	342,900
Other expenses	7,617,903
	$ 351,293,076

Gain before income taxes	99,946,662
Net gain	$ 99,946,662

See accompanying notes.

Canaccord Genuity LLC
Consolidated Statement of Changes in Subordinated Borrowings

Year Ended March 31, 2021

Subordinated borrowings at March 31, 2020	$	27,000,000
Issuance of subordinated notes		-
Payment of subordinated notes		-
Subordinated borrowings at March 31, 2021	$	27,000,000

See accompanying notes.

Canaccord Genuity LLC
Consolidated Statement of Changes in Member's Equity

Year Ended March 31, 2021

	Member's Equity	Total
March 31, 2020	63,096,899	63,096,899
Net income	99,946,662	99,946,662
Share-based awards - purchases	(12,750,000)	(12,750,000)
Share-based awards - amortization	30,185,176	30,185,176
Dividends declared	(31,296,041)	(31,296,041)
March 31, 2021	149,182,696	149,182,696

See accompanying notes.

Canaccord Genuity LLC
Consolidated Statement of Cash Flows

Year Ended March 31, 2021

Operating activities

Net gain	$ 99,946,662
Items not affecting cash	
Depreciation of fixed assets	1,157,095
Amortization of right of use assets	6,314,753
Amortization of notes receivable	(315,360)
Net changes in operating assets and liabilities:	
Decrease in deposits with clearing organizations and others	116,845
Increase in receivables from clearing organizations	(112,312,837)
Increase in corporate finance and trading receivables	(27,914,829)
Increase in securities owned, at fair value	(10,652,127)
Increase in receivables from affiliates	(10,400,727)
Decrease in other receivables	71,428
Increase in prepaid expenses and other assets	(64,541)
Increase in securities sold, not yet purchased, at fair value	8,200,976
Increase in accounts payable and accruals	13,237,406
Increase in accrued compensation payable	78,295,959
Decrease in payables to affiliates	(2,819,269)
Rent payments	(6,340,289)
Net cash provided by operating activities	36,521,145
Investing activity	
Purchase of fixed assets	(784,570)
Net cash used in investing activity	(784,570)
Financing activity	
Share based awards purchases	(12,750,000)
Share based awards amortization	30,185,176
Dividends paid	(1,296,041)
Net cash provided by financing activity	16,139,135
Net decrease in cash and cash equivalents	51,875,710
Cash and cash equivalents at beginning of year	12,941,541
Cash and cash equivalents at end of year	$ 64,817,251
Supplemental cash flow disclosures	
Cash paid for interest	$ 2,931,784
Cash paid (refund) for income taxes	-

Cash and cash equivalents include restricted cash.

See accompanying notes.

Canaccord Genuity LLC
Notes to Consolidated Financial Statements

March 31, 2021

1. Organization and Nature of Operations

On March 15, 2018, Canaccord Genuity Inc. was converted into a limited liability company and renamed Canaccord Genuity LLC (the "Company"). Pursuant to the Limited Liability Company Agreement, Canaccord Adams (Delaware) Inc. (the "Parent" or "CADI"), is the sole member of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). CADI is a wholly owned subsidiary of Collins Stewart Inc. ("CSI"), which is a wholly owned subsidiary of Canaccord Adams Financial Group Inc. ("CAFGI"), which is a wholly owned subsidiary of Canaccord Genuity Group Inc. ("CGGI"), a publicly traded company based in Vancouver, British Columbia.

The Company has an employee benefit trust, a special purpose entity ("SPE"), to fulfill obligations to employees arising from the Company's share-based payment plans. The employee benefit trust has been consolidated in accordance with the required accounting treatment since its activities are conducted on behalf of the Company, and the Company retains the majority of the benefits and risks of the employee benefit trust.

The Company provides corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, and brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, trading and equity research to its customers, and market making of equity and fixed income securities.

As a non-clearing broker, customer transactions are cleared on a fully disclosed basis primarily through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML") and Pershing LLC ("Pershing") which are registered clearing broker-dealers. Certain trades in foreign securities are cleared and settled pursuant to operating agreements with Canaccord Genuity Corp., an affiliated Canadian broker-dealer, Canaccord Genuity Limited, an affiliated UK broker-dealer, and Canaccord Genuity (Australia) Limited, an affiliated Australian broker-dealer.

Canaccord Genuity LLC

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies

Basis of Financial Information

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Such estimates include the valuation of certain securities, accrued expenses including expenses in connection with investment banking transactions and forfeiture estimates in respect of share-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days, and which are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations, and represents the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are stated at fair value.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices.

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated to United States dollars at year-end rates of exchange. Gains and losses from foreign currency-denominated transactions are included in the statement of income in other expenses at the rate of exchange in effect at the time of the transaction.

Fixed Assets

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Prepaid and other assets

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

Treasury Stock

These consolidated financial statements include the financial statements of the Company and an employee benefit trust that is considered a Variable Interest Entity ("VIE") of the Company. On consolidation, the Company's own equity instruments in CGGI stock that are reacquired (treasury stock) are recognized at cost and deducted from equity. Shares held in the employee benefit trust were acquired by the trust in order to meet obligations in connection with the awards made pursuant to the Company's long-term incentive plan. No gain or loss is recognized in the statement of operations related to the purchase of CGGI's shares. Any difference between the carrying amount and consideration is recognized in Member's Equity on the Consolidated Statement of Financial Condition. Voting rights related to treasury shares are nullified for the Company and no dividends are paid on such shares.

Commission Revenue

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, including trade execution, clearing, and settlement.

Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the

2. Significant Accounting Policies (continued)

trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's share of any commission revenue received by affiliates listed in Note 1, is paid to the Company through inter-company transfers settled on a periodic basis.

Investment Banking Revenue

Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed, and the applicable revenue recognition criteria have been satisfied. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Investment banking revenue also includes fees earned from providing mergers and acquisitions, and other financial advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Investment banking revenue earned by the Company and received by an affiliate is paid to the Company through inter-company transfers settled on a periodic basis.

Principal Transactions, net

Gains and losses from proprietary securities transactions and market making activities, and the related revenues and expenses, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances. In certain circumstances, the Company has determined that the fair value of securities where price transparency is limited or not available is nil.

Leases

At the commencement of a lease, the liability to make lease payments and an asset representing the right to use the underlying asset during the lease term is recognized. The right of use assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term.

2. Significant Accounting Policies (continued)

Share-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation—Stock Compensation" ("ASC Topic 718"), to account for its stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the consolidated financial statements using a fair value-based method. Grants are made pursuant to the company's Long-term Incentive Plan ("LTIP"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. For certain LTIP awards, the fair value of awards granted to employees is expensed in the period in which those awards are deemed to be earned. This period is generally the fiscal period in which the awards are either made or the immediately preceding fiscal year for those awards made after the end of such fiscal year but were determined and earned in respect of that fiscal year. Typically, these awards vest ratably over a three-year vesting period. So long as the employee does not violate certain post-termination restrictions and is not engaged in certain competitive or soliciting activities as provided in the Plan these awards will continue to vest during the vesting period. For all other awards, typically new hire awards or retention awards, vesting is directly subject to continued employment and therefore these awards are subject to a continuing service requirement. The fair value of these awards is expensed over the vesting period as compensation expense on a graded amortization basis.

There are no performance conditions attached to the LTIP awards.

Development Costs

Development costs include certain costs incurred in respect of new employees, placement, and other recruiting costs.

Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI.

3. Fair Value Measurement

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between

3. Fair Value Measurement (continued)

market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset and reflect management's own assumptions to determine fair value.

The following table is a summary of the levels used, as of March 31, 2021, in valuing the Company's securities owned and securities sold, not yet purchased, carried at fair value on a recurring basis:

3. Fair Value Measurement (continued)

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	
				Balance as of 03/31/2020
	(Level 1)	(Level 2)	(Level 3)	
Assets:				
Corporate equities	13,786,044	28,818,686	-	42,604,730
U.S. government securities	3	-	-	3
Other sovereign government obligations	-	123,222	-	123,222
Corporate and other debt	-	11,867,307	-	11,867,307
Total	13,786,047	40,809,215	-	54,595,262
Liabilities:				
Corporate equities	17,699,853	10,720,198	-	28,420,051
Other sovereign government obligations	-	91,964	-	91,964
Corporate and other debt	-	10,149,678	-	10,149,678
Total	17,699,853	20,961,840	-	38,661,693

A description of the valuation techniques applied to the Company's major categories of trading assets and liabilities measured at fair value follows.

Corporate equities

- **Exchange-traded equity securities** – Securities traded on domestic and international exchanges are stated at the last reported sales price on the valuation date. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy.

  Over–The-Counter (OTC) equity securities – This includes securities traded on various bulletin board-based trading platforms such as the OTC Bulletin Board (OTCBB) and OTC Link. The OTC Bulletin Board (OTCBB) is an electronic quotation system that displays real-time quotes, last sales prices, and volume information for many over-the-counter securities that are not listed on a national securities exchange. Similarly, OTC Link is an electronic inter-dealer quotation system that displays quotes from broker-dealers for many

3. Fair Value Measurement (continued)

over-the-counter (OTC) securities. Market makers such as the Company and other broker-dealers that buy and sell OTC securities can use the electronic trading platforms to publish their bid and ask quotation prices. Except for some foreign issuers, the companies quoted on OTC Link may be closely held, small and/or thinly traded. Most of these issuers do not meet the minimum listing requirements for trading on a national securities exchange, such as the New York Stock Exchange or the Nasdaq Stock Market.

OTC securities are generally valued based on quoted prices from market makers or composite quote providers such as bulletin boards. They are categorized in Level 2 of the fair value hierarchy. For securities which are categorized in Level 2 of the fair value hierarchy, in certain cases, the Company also applies an adjustment for lack of liquidity or an adjustment for lack of price transparency to arrive at fair value from a market participant's perspective.

The Company has an insignificant amount of OTC equity securities which have not traded for a significant period of time and are valued on a basis as determined by the Company to be the best estimate of the fair value utilizing assumptions and estimates made with reference to historical market quotes and prices appropriate for such securities. Where there is no price transparency for an extended period of time (generally more than 90 days) and where there is uncertainty about fair value from a market participant's perspective and where an estimate cannot be made, the Company has determined that the fair value of such securities is nil.

Corporate and other debt

- **Corporate bonds –** The fair value of corporate bonds is determined using recently executed transactions and market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

- **U.S. Government securities –** Comprised of U.S. Treasury securities valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

- **Foreign Government Bonds –** The fair value of foreign government bonds is determined using recently executed transactions and market price quotations. Foreign government bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where

3. Fair Value Measurement (continued)

prices, spreads or any of the other key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

During the year-ended March 31, 2021, the Company had no transfers of securities instruments owned and securities sold, not yet purchased amongst Levels 1, 2, and 3 of the valuation hierarchy.

4. Risk Management

Trading activities expose the Company to market, credit and operational risks as described below. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by executive management as part of its oversight role.

- Defined risk management policies and procedures supported by an established analytical framework.

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

- Equity price risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices.

- The company sells financial instruments that it does not currently own described as securities not yet purchased. The Company is obligated to purchase such financial instruments at a future date and will incur a loss if the purchase price of such financial instruments increases above the fair value as recorded at March 31, 2021.

- Currency risk arises from the possibility that changes in foreign currency exchange rates will result in losses.

4. Risk Management (continued)

- Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of financial instruments held by the Company.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events such as the occurrence of disasters or security threats. Operational risk exists in all the Company's activities, including processes, systems and controls used to manage other risks. Failure to manage operational risk can result in financial loss, reputational damage, regulatory fines and failure to manage market, credit or other risks.

The Company operates in different markets and relies on its employees and systems to process a high number of transactions. In order to mitigate this risk, the Company has developed a system of internal controls and checks and balances at appropriate levels, which includes overnight trade reconciliation, control procedures related to clearing and settlement, transaction and daily value limits within all trading applications, cash controls, physical security, independent review procedures, documentation standards, billing and collection procedures, and authorization and processing controls for transactions and accounts. The Company also has disaster recovery procedures, business continuity plans and built-in redundancies in the event of a systems or technological failure. In addition, the Company utilizes third party service agreements where appropriate.

Pandemic Risk

The global pandemic related to an outbreak of COVID-19 has cast additional uncertainty on the assumptions used by management in making its judgements and estimates. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of

4. Risk Management (continued)

the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Given that the full extent of the impact that COVID-19, including government and/or regulatory responses to the outbreak, will have on the global economy and the Company's business is uncertain and not predictable at this time, there is a higher level of uncertainty with respect to management's judgments and estimates.

5. Receivables from Clearing Organizations

Amounts receivable from clearing organizations represent amounts due to the Company from clearing and settlement services provided to the Company in connection with normal transactions involving commissions earned and the trading of securities.

6. Other Receivables and Accounts Payable and Accruals

Amounts include $15,982,487 of unsettled transactions involving foreign securities which are cleared and settled pursuant to operating agreements with affiliated foreign broker-dealers (see Note 1). With respect to such transactions, the Company is exempt from SEC Rule 15c3-3 under subparagraphs (k)(2)(i) and k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities and in certain cases clears through another broker-dealer on a fully disclosed basis. (See Note 16).

7. Fixed Assets

At March 31, 2021, fixed assets were comprised of the following:

Leasehold improvements	$	2,746,555
Furniture and fixtures		477,764
Equipment		825,104
		4,049,423
Less: Accumulated depreciation		(2,006,524)
	$	2,042,899

8. Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI.

As a result of the Company's conversion to an LLC, characterized as a disregarded entity for income tax purposes, its deferred tax items transferred to its sole member, CADI, upon such conversion. As the Company had a full valuation allowance against its deferred tax assets at the time of its conversion, the transfer of the deferred tax items to its sole member had no impact on the Company's tax expense.

In preparing tax returns, the Company is required to interpret complex tax laws and regulations, and utilize income and cost allocation methods, to determine taxable income. On an ongoing basis, the Company may be subject to examinations by federal, state, and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes several years before these examinations are completed, and matters resolved. Income tax returns for the taxation years ended March 31, 2018, 2019, and 2020 are considered to be open for examination by federal and state taxing authorities.

9. VIE

The assets and liabilities of the Company's deferred compensation plan are held in a rabbi trust which is considered a VIE of the Company. The Company is considered the primary beneficiary of the rabbi trust because the Company directs the activities of the trust and can use the assets of the trust to satisfy the liabilities of the Company's deferred compensation plan. Accordingly, the assets and liabilities of the rabbi trust are consolidated with the financial statements of the Company. At March 31, 2021, Member's equity on the Company's consolidated Statement of Financial Condition was reduced by $24,438,972, representing the obligations of the Company in connection with the deferred compensation plan. The liability represents awards in respect of shares of CGGI to satisfy awards made under the LTIP granted by the Company. These shares are held by the trustee of the rabbi trust.

10. Employee Benefit and Stock-Based Incentive Compensation Plans

The Company has a stock-based compensation program in which participating employees are entitled to receive shares in CGGI which generally vest over a period of three years (the "RSUs").

10. Employee Benefit and Stock-Based Incentive Compensation Plans (continued)

This program is referred to as the Long- Term Incentive Plan (the "LTIP" or the "Plan"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. Participating employees receive common shares of CGGI at the time of vesting. The Company accounts for these awards as equity-settled transactions. As described in note 1 to these consolidated financial statements the Company has established an employee benefit trust (the Trust). The Company funds the Trust with cash which is used by the trustee to purchase common shares on the open market that will be held in the Trust until the RSUs vest.

The Company estimates the number of equity instruments that will ultimately vest when calculating the expense attributable to equity-settled transactions. No expense is recognized for awards that do not ultimately vest.

During the year ended March 31, 2021, under the terms of the LTIP, the Company granted stock awards for 2,820,494 shares of CGGI stock, with a total fair value of $13,071,041 at the date of grant with a weighted average fair value of $4.63 per share.   The Trust purchased 2,099,767 shares during the year ended March 31, 2021 for $12,750,000.

	Number of shares
Unvested awards outstanding, March 31, 2021	5,798,693
Granted	2,820,494
Vested	(3,099,924)
Forfeitures	(121,264)
Unvested awards outstanding, March 31, 2021	**5,397,999**

	Number of shares
Common shares held by the Trust, March 31, 2021	5,823,168
Acquired	2,099,767
Released on vesting	(3,112,768)
Common shares held by the Trust, March 31, 2021	**4,810,167**

As of March 31, 2021, the Company had an investment of $24,438,972 in CGGI shares which were purchased by the Trust and which have not yet vested.

10. Employee Benefit and Stock-Based Incentive Compensation Plans (continued)

The remaining amortization expense associated with LTIP awards granted with a continued employment requirement as of March 31, 2021 is as follows:

Fiscal 2022	$	770,127
Fiscal 2023		186,268
Fiscal 2024		5,833
Total	$	962,228

At March 31, 2021, the Company held 22,410 shares of CGGI stock, resulting from shares that were previously awarded to employees and purchased to satisfy such awards. In certain cases, the vesting terms for such awards were not satisfied and, accordingly, the awards were then forfeited by such employees. The fair value of these shares, $113,835 is included in securities owned, in the statement of financial condition. It is expected that these shares will be returned to CGGI in consideration for the fair value of such shares.

11. Development Costs

Development costs include costs associated with hiring incentives incurred in respect of new employees including the amortization of stock-based awards and forgivable loans, cash payments made to new employees in connection with commencement of employment, and recruitment and placement fees less amounts charged to discretionary incentive compensation accruals.

For the year ended March 31, 2021 development costs incurred were $342,900 and were in respect of recruitment and placement fees.

12. Commitments and Contingencies

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these non-cancelable operating leases for the years ending March 31 are as follows:

	Minimum Annual Rental Payments
2022	$ 6,042,696
2023	6,075,522
2024	5,877,130
2025	3,581,955
2026	540,998
Thereafter	555,230
Total	$ 22,673,531

Underwriting

In the normal course of business, the Company enters into underwriting commitments. At March 31, 2021, the Company did not have any open underwriting commitments.

Litigation proceedings claims and contingent liabilities

In the normal course of business as a broker-dealer, the Company is involved in litigation, claims and threatened claims arising in the normal course of the securities business. The Company has recorded provisions for matters where payments for such matters are considered probable and can be reasonably estimated. While the outcome of these matters is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

12. Commitments and Contingencies continued)

The Company and its affiliates provide financial advisory, underwriting and other services to, and trade the securities of issuers that are involved with new and emerging industries, including the US cannabis industry. Activities within such industries, including the US cannabis industry, typically have not had the benefit of a history of successful operating results. In addition to the economic uncertainties associated with new industries, new activities and new issuers, the laws applicable to such industries or activities, particularly the US cannabis industry and the activities of issuers in that industry, and the effect or enforcement of such laws are undetermined, conflicting and uncertain. With respect to the US cannabis industry, cannabis continues to be a controlled substance under the United States Controlled Substances Act and as such, there is a risk that certain issuers, while in compliance with applicable state law, may be prosecuted under federal law. Accordingly, the Company has adopted policies and procedures reasonably designed to ensure compliance with the United States Currency and Foreign Transactions Reporting Act of 1970 (the "Bank Secrecy Act") and the guidance issued by the United States Department of the Treasury Financial Crimes Enforcement Network, FIN-2014-G001 (the "FinCEN Guidance") relating to providing financial services to marijuana related businesses in the United States (as that term is used in the FinCEN Guidance). While the Company takes steps to identify the risks associated with emerging industries, including the US cannabis industry, and only provides services to those issuers where it determines that there is no material risk to the Company or where any risk is unlikely to result in a material adverse consequence to the Company, there is a risk that the Company could be the subject of third party proceedings which may have a material adverse effect on the financial position of the Company. The Company has determined that any such proceedings are unlikely and, accordingly, has not recorded a provision in respect of such matters.

The Company clears its customers' transactions through ML and Pershing. In addition, the Company has entered into operating agreements with its affiliates, Canaccord Genuity Corp., in order to conduct DVP/RVP brokerage business involving Canadian securities, Canaccord Genuity Limited in order to conduct DVP/RVP brokerage business involving European securities and Canaccord Genuity (Australia) Limited in order to conduct DVP/RVP brokerage business involving Australian securities. In connection with these agreements, the Company may be required to indemnify these broker dealers if losses are incurred that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of customer transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities.

12. Commitments and Contingencies continued)

As of March 31, 2021, the Company has provided a standby bank letter of credit issued by The Bank of America N.A., in the aggregate amount of $2,316,302 as a guarantee for certain office space lease obligations. The Company has secured this letter of credit by providing cash collateral to the lender in the amount of $2,316,302. This amount is recorded as restricted cash on the consolidated statement of financial condition.

13. Related Party Transactions

The Company's Parent holds certain office space leases in its own name and provides such facilities to the Company at cost.

During the year an affiliate of the Company, Canaccord Genuity Petsky Prunier LLC ("CGPP"), acquired the business and assets of Petsky Prunier LLC, a mergers and acquisitions advisory firm based in New York. In connection with that transaction the employees of Petsky Prunier LLC became employees of the Company

In the normal course of business, the Company executes securities transactions and has other transactions with affiliated entities. As of March 31, 2021, the Company had balances with affiliates as follows:

	Assets	Liabilities
Due from Affiliate, CAFGI	$ 18,969,852	
Due from Affiliate, CGPP	$11,537,515	
Due from Other US Affiliates	$306,446	
Due from other affiliates	$3,021,272	
Due from Parent, CADI		$ 24,480,074
Due to CG Limited (UK)		$ 228,107
Due to other affiliates		$ 3,704,311
Subordinated debt (note 15)		$ 27,000,000

Due from other affiliates consists primarily of reimbursements due from affiliates for invoices paid on their behalf. Due to other affiliates consists primarily of reimbursements due to affiliates for invoices paid on behalf of the Company.

CGLLC has provided employee loans totaling $641,009 which are at prevailing interest rates and is shown on the consolidated statement of financial condition under Notes receivable from employees. The interest income associated with these loans is $8,298.

13. Related Party Transactions (continued)

The Company receives administrative services from certain affiliates for certain services which include services related to information technology, legal and finance. For the year-ended March 31, 2021, included in Other Expenses on the statement of operations is an expense of $3,378,709 for these services.

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity LLC, Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited (Note 16) the Company has recorded unsettled transactions in the amount of $15,982,487 on the consolidated statement of financial condition.

14. Subordinated Debt

The Company has subordinated debt with its Parent, CADI, consisting of a $27,000,000 subordinated loan, pursuant to a subordination agreement, with a maturity date of May 31, 2022. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to the expiration of its note. The subordinated loan has been approved by FINRA and is thus available for computing regulatory net capital under the SEC uniform net capital rule (Note 14). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

15. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2021, the Company had net capital of $71,305,184 which was $70,305,184 in excess of the required net capital of $1,000,000.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and the rules and requirements of other regulatory bodies.

Notes to Consolidated Financial Statements (continued)

15. Net Capital Requirements and Other Regulatory Matters (continued)

Pursuant to SEC Rule 15c3-3, brokers and dealers that hold cash and securities on behalf of customers are required to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, in accordance with Rule 15c3-3(k)(2)(ii), the Company is exempt from Rule 15c3-3. In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity Corp., Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited, the Company is exempt from Rule 15c3-3 pursuant to 15c3-3(k)(2)(i).

16. Subsequent Events

In preparing the statement of financial condition, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure through May 27, 2021, the date that the Company's statement of financial condition was available to be issued. On April 8, 2021, the Company paid $30.0 million of dividends that were declared on March 31, 2021 to its parent company CADI. The Company has determined that there were no other subsequent events requiring recognition or disclosure in the statement of financial condition.

Supplemental Information

Canaccord Genuity LLC
Computation of Net Capital Under Rule 15c3-1

March 31, 2021

Net capital

Member's equity	$173,621,668	
Subordinated borrowings	$27,000,000	
		$200,621,668
Non-allowable assets:		
Stock-Based Compensation	24,438,987	
Investment Banking Receivables	36,955,240	
Other Receivables	3,699,876	
Fixed Assets	2,042,899	
Due From Affiliates	33,835,084	
Prepaid Assets	1,373,835	
Secured Letter of Credit for Office Space	2,316,302	
Non Marketable Equities per SEC rules	9,907,198	
Non Marketable Fixed Income per SEC rules	4,223,690	
		$118,793,110
Aged Fails	81,097	
Pershing	1,376	
Net capital before haircuts		81,746,084
Haircuts:		
Stocks	7,577,880	
Fixed Income	1,939,877	
Other	923,143	10,440,900
Net capital		$71,305,184

Computation of alternate net capital requirement

Net capital	$71,305,184
Net capital requirement of reporting broker or dealer (greater of 2% of aggregate debit items as defined, and $1,000,000)	1,000,000
Excess net capital	$70,305,184

CONFIDENTIAL

Canaccord Genuity LLC
Computation of Net Capital Under Rule 15c3-1

(continued)

Reconciliation of Equity per Audited Financial

Equity per Audited Financial Statements	$149,182,696
Equity per March 31, 2021 FOCUS as amended	$173,621,668
Difference	$24,438,972
CGGI Stock Held by Trust	$24,438,972

The difference in equity per the Audited Consolidated Financial Statements and the Audited X-17a-5 of $24,438,978 is due to the Audited Consolidated Financial Statements are prepared on the basis of consolidating Canaccord Genuity LLC and the rabbi trust (see note 10) while the Audited X-17a-5 reflects the financial position of Canaccord Genuity LLC on a stand-alone unconsolidated basis. The minimum net capital required by the CFTC is the same amount of net capital required by Rule 15c3-1(a) of the SEC (17 CFR 240.15c3-1(a)). There were no other material differences between the amounts presented above and the amounts included in the Company's March 31, 2021 unaudited FOCUS report filed on May 27, 2021.

Canaccord Genuity LLC
Statement Regarding SEC Rule 15c3-3

March 31, 2021

With respect to introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

With respect to introduced customer transactions in foreign securities, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Supplementary Report



Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax:+1 212 773 6350
ey.com

**Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by CFTC Regulation 1.16**

The Member and Management of Canaccord Genuity LLC

In planning and performing our audit of the consolidated financial statements of Canaccord Genuity LLC (the Company) as of and for the year ended March 31, 2021, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2021, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, FINRA, other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

May 27, 2021



Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax:+1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Canaccord Genuity LLC

We have reviewed management's statements, included in the accompanying Canaccord Genuity LLC Exemption Report, in which (1) Canaccord Genuity LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended March 31, 2021 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

May 27, 2021

Canaccord Genuity LLC's Exemption Report

Canaccord Genuity LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): Rule 15c-3-3(k)(2)(i) for customer transactions in foreign securities; and Rule 15c3-3(k)(2)(ii) for customer transactions in domestic securities.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.



I, Don MacFayden, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By:

Title: Chief Financial Officer
May 27, 2021



Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax:+1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Member and Management of Canaccord Genuity LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Canaccord Genuity LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended March 31, 2021. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:
.
1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries

   As a result of applying the procedure we found that the Company overpaid the SIPC assessment by $222,500.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended March 31, 2021.

   As a result of applying the procedure we found that the Company under accrued the SIPC assessment by $145,953.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

    No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Canaccord Genuity LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended March 31, 2021. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

May 27, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

3271 FINRA MAR
CANACCORD GENUITY LLC
535 MADISON AVE
New YORK, NY 10022-4214

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 602,696

B. Less payment made with SIPC-6 filed (**exclude interest**) (222,500)

10-29-20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 602,696

H. Overpayment carried forward $(222,500)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CANACCORD GENUITY LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the_____ day of_______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **04-01-2020**
and ending **03-31-2021**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　　　　$ **451,239,738**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.　　　　　_____

(2) Net loss from principal transactions in securities in trading accounts.　　　　　_____

(3) Net loss from principal transactions in commodities in trading accounts.　　　　　_____

(4) Interest and dividend expense deducted in determining item 2a.　　　　　_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.　　　　　_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.　　　　　_____

(7) Net loss from securities in investment accounts.　　　　　_____

　　　　Total additions　　　　　_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.　　　　　_____

(2) Revenues from commodity transactions.　　　　　_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.　　　　　**47,632,923**

(4) Reimbursements for postage in connection with proxy solicitation.　　　　　_____

(5) Net gain from securities in investment accounts.　　　　　_____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.　　　　　_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).　　　　　_____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____　　　　　_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　　$ **1,809,158**

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).　　　$ _____

Enter the greater of line (i) or (ii)　　　　　**1,809,158**

Total deductions　　　　　**49,442,081**

2d. SIPC Net Operating Revenues　　　　　$ **401,797,657**

2e. General Assessment @ .0015　　　　　$ **602,696**

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